March 9, 2006
VIA U.S. MAIL AND FACSIMILE

John Hoodlet
John Hancock Financial Services, Inc.
John Hancock Place
Post Office Box 111
Boston, MA 02117

      Re:	John Hancock Life Insurance Company of New York
      	Separate Account A
      	Initial Registration Statement on Form N-6
      File Nos. 333-131299 and 811-4834

Dear Ms. Hoodlet:

      The staff has reviewed the above-referenced registration statement, which the Commission received on January 26, 2006. Based on your representation that the filing is substantially similar to File Nos. 811-4834 and 333-85284 (effective June 27, 2002), the registration statement received a selective review. Based on this review, we have the following comments on the registration statement:

1. General

Please note that if the filing is declared effective after March 31, 2006, you will need to update the financial statements and other information to December 31, 2005.

2. Guide to this Prospectus, page 2

Please clarify that "the prospectuses for the underlying portfolios" include the prospectuses of the American Fund Portfolios and the corresponding master funds of the American Fund Insurance Series.

3. Summary of Policy Benefits - Policy Loans

Please add a statement that policy loans may also result in adverse tax consequences.



4. Summary of Policy Risks - Tax Risks

Please highlight the statement (either with italics or bold lettering) that "[t]here is a tax risk associated with policy loans."

5. Fee Tables, pages 7-10

a. Please put the policy year 2+ fees for the Maximum Premium Charge and Asset-Based Risk Charge in the footnotes to the tables, rather than in the tables themselves. See Instruction 1(f) to Item 3 of Form N-6.

b. We note that you do not disclose the range of state premium taxes here or in the Deduction from Premium Payments section. Please revise.

c. It is unclear why you have included the Additional Mortality
Charge in the Cost of Insurance Charge and the Return of Premium
Death Benefit Rider Charge rather than giving it its own line in the fee table. Please revise or advise.

d. Please disclose the Overloan Protection Rider charge for a representative person in the table. See Instruction 3(b) to Item 3 of Form N-6.

e. Please include the High Yield Fixed Account Rider in the table.

f. Please clarify that the maximum withdrawal fee is the lesser of 2 % of the withdrawal amount or $25.

6. Portfolio Annual Expenses, page 14

In order to be reflected in the fee tables, a contractual reimbursement must extend at least a year beyond the date of the prospectus. Please confirm, if true, that the reimbursement arrangement discussed in footnote J is not reflected in the table.

7. Detailed Information  - Your Investment Options, pages 16-24

Where you refer to an index, e.g. the Russell 2000 Growth Index, please disclose the range in capitalization of the companies tracked by the index.

8. Description of Separate Account A, page 25

Please include a statement that: (1) income, gains and losses credited to, or charged against, the registrant reflect the registrant`s own investment experience and not the investment experience of the depositor`s other assets; and (2) the depositor is obligated to pay all amounts promised to contractowners under the contracts. See Items 4(b)(1) and 4(b)(2) of Form N-6.

9. The Policy Value, page 32

Please disclose whether transfers to more than one subaccount in a given day will be treated as one or several transfers for the purposes of the limitations on the number of free transfers.

10. Description of Charges at Policy Level , page 35

We note that both the Premium Charge and Face Amount Charge are used to defray sales costs. Supplementally advise why two charges are needed for this purpose. Also, we note that part of the Premium Charge is used for Federal income taxes (page 37). Please disclose this in this section.

11. Return of Premium Death Benefit Rider, page 39

Disclose the range of the Percentage of Premium.

12. Overloan Protection Benefit Rider, page 39

We note your statement that "when the Overloan Protection Benefit in this rider is invoked, all values in the investment accounts are immediately transferred to the Fixed Account..." Please explain why the transfer to the fixed account is appropriate, and provide authority for your position. Also, please clarify when and how the rider is invoked.

13. Back Cover Page, page 47

a. Please disclose that the address and phone number of the SEC`s
Public Reference Branch are 100 F Street, NE, Room 1580, Washington, DC 20549 and (202) 551-5850), respectively.

b. Because the company has more than one policy issued through Separate Account A, please disclose the 1933 Act file number for this policy (333-131139) on this page.

14. Item 27. Exhibits - Powers of Attorney

Rule 483(b) of the Securities Act of 1933 requires that the powers of attorney "relate to a specific filing." Please file new powers of attorney that comply with the Rule.

15. Item 34. Fee Representation

Please change Manufacturers Life Insurance Company (U.S.A.) to John Hancock Life Insurance Company (U.S.A.).


16. Financial Statements, Exhibits, and Other Information

Financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

17. Tandy Comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
* * * ** * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *
** * * * * * * * * * * * *
      Responses to these comments should be made in a letter to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.
      Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it.
After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.
      If you have any questions, please phone me at (202) 551-6751. My fax number is (202) 772-9285 and my email address is Whitea@sec.gov. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-4644.

      Sincerely,



      Alison White
      Senior Counsel
      Office of Insurance Products
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